Form 11-K
(Mark one)

          [ X] ANNUAL  REPORT  PURSUANT  TO SECTION 15 (d) OF THE  SECURITIES
               EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1998
                                       OR

          [ ] TRANSITION  REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
               EXCHANGE ACT OF 1934

                  For the transition period from _____ to ____

                         Commission file number 0-20388

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
                      LITTELFUSE, INC. 401 (K) SAVINGS PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office. Littelfuse, Inc. 800 E. Northwest Highway Des Plaines, Illinois 60016

                              REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

3. The statements required by Items 1 and 2 shall be prepared in accordance with
the   applicable   provisions   of  Article  6A  of   Regulation   S-X  (17  CFR
210.6A--01-6A-05).

4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in section 103 (a) (3) (c) of ERISA shall not be available.

Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

                              Financial Statements
                           and Supplemental Schedules

                      Littelfuse, Inc. 401(k) Savings Plan

                     Years ended December 31, 1998 and 1997
                       with Report of Independent Auditors

                       Employer Identification #36-3795742
                                    Plan #002

                      Littelfuse, Inc. 401(k) Savings Plan

                              Financial Statements
                           and Supplemental Schedules


                     Years ended December 31, 1998 and 1997




                                                            Contents

Report of Independent Auditors....................................1

Financial Statements

Statements of Net Assets Available for Benefits...................2
Statement of Changes in Net Assets Available for Benefits,
   With Fund Information, Year Ended December 31, 1998 ...........3
Statement of Changes in Assets Available for Benefits,
   With Fund Information, Year Ended December 31, 1997............4
Notes to Financial Statements.....................................5


Supplemental Schedules

Line 27a - Schedule of Assets Held for Investment Purposes........9
Line 27d - Schedule of Reportable Transactions...................10

                         Report of Independent Auditors

401(k) Committee
Littelfuse, Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Littelfuse, Inc. 401(k) Savings Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1998, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis, rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                             Ernst & Young LLP

May 13, 1999

                                                                                                      EIN 36-3795742
                                                                                                        Plan #002

                      Littelfuse, Inc. 401(k) Savings Plan

                 Statements of Net Assets Available for Benefits


                                                                                   December 31
                                                                             1998              1997
                                                                       ------------------------------------
Investments, at fair value:
   Prime Reserve Fund                                                      $  3,290,863     $  2,443,644
   New Income Fund                                                            1,512,272        1,412,881
   Equity Income Fund                                                         6,188,713        5,669,040
   Growth Stock Fund                                                          7,187,161        4,996,524
   New Horizons Fund                                                          2,613,987        2,484,758
   International Stock Fund                                                     588,030          524,428
   Littelfuse, Inc. Common Stock                                              1,113,140        1,405,754
   Equity Index Fund                                                            527,353                -
   Participant loans                                                            482,634          356,701
                                                                       ------------------------------------
                                                                             23,504,153       19,293,730

Contributions receivable:
   Participant                                                                   49,731           44,130
   Employer                                                                      13,101                -
                                                                       ------------------------------------
                                                                                 62,832           44,130
                                                                       ------------------------------------
Total assets                                                                 23,566,985       19,337,860

Excess contributions payable:
   Participant                                                                    5,429                -
   Employer                                                                      14,717                -
                                                                       ------------------------------------
Total liability                                                                  20,146                -
                                                                       ------------------------------------
Net assets available for benefits                                           $23,546,839      $19,337,800
                                                                       ====================================

See accompanying notes.



                                                                                           EIN 36-3795742
                                                                                            Plan #002

                      Littelfuse, Inc. 401(k) Savings Plan
 Statement of Changes in Net Assets Available for Benefits, With Fund Information

                          Year ended December 31, 1998


                                                                      Prime         New         Equity       Growth         New
                                                                     Reserve       Income       Income        Stock      Horizons
                                                         Total         Fund         Fund         Fund         Fund         Fund
                                                     -------------------------------------------------------------------------------
                                                                  ------------------------------------------------------------------
Additions
Employer contributions                               $     584,951$     86,276  $     44,276 $   133,262   $   139,087 $     95,631
Forfeitures                                                (45,083)    (38,706)         (570)     (3,740)         (639)        (805)
Participant contributions                                2,443,748     264,574       154,936     591,325       644,450      406,952
Investment income                                        1,802,176     143,198       115,681     469,048       881,136      138,618
                                                     -------------------------------------------------------------------------------
                                                     -------------------------------------------------------------------------------
Total additions                                          4,785,792     455,342       314,323   1,189,895     1,664,034      640,396

Deductions
Distributions to participants                             (985,518)   (156,111)      (60,895)   (297,322)     (205,315)    (144,797)
Net participant loan activity                                          (13,555)      (10,247)    (30,063)      (39,499)     (33,441)
Net transfers (to) from other funds                                    561,543      (101,147)   (388,959)      193,301     (346,533)
Net realized and unrealized
   appreciation(depreciation) in fair value of
   investments                                             408,705           -       (42,643)     46,122       578,116       13,604
                                                     -------------------------------------------------------------------------------
                                                     -------------------------------------------------------------------------------
Net increase (decrease)                                  4,208,979     847,219        99,391     519,673     2,190,637      129,229
Net assets available for benefits at beginning
   of year                                              19,337,860   2,443,644     1,412,881   5,669,040     4,996,524    2,484,758
                                                     ===============================================================================
Net assets available for benefits at end of year
                                                       $23,546,839  $3,290,863    $1,512,272  $6,188,713    $7,187,161   $2,613,987
                                                     ===============================================================================

                                                        Littelfuse,
                                        International       Inc.       Equity Index                                     Excess
                                            Stock          Common          Fund       Participant   Contributions    Contributions
                                            Fund           Stock                         Loans        Receivable        Payable
                                       ---------------------------------------------------------------------------------------------
                                       -------------------------------------------------------------
Additions
Employer contributions                      $  26,113 $     58,492     $    3,430    $        -          $13,101        $(14,717)
Forfeitures                                      (322)        (301)             -             -                -               -
Participant contributions                     114,634      254,057         12,648             -            5,601          (5,429)
Investment income                              21,361            -          2,776        30,358                -               -
                                       ---------------------------------------------------------------------------------------------
                                       -------------------------------------------------------------
Total additions                               161,786      312,248         18,854        30,358           18,702         (20,146)

Deductions
Distributions to participants                 (25,933)     (79,197)             -       (15,948)               -               -
Net participant loan activity                  (6,502)      (9,237)           662       141,882                -               -
Net transfers (to) from other funds          (119,073)    (218,306)       449,533       (30,359)               -               -
Net realized and unrealized
   appreciation(depreciation) in
   fair value of investments                   53,324     (298,122)        58,304             -                -               -
                                       ---------------------------------------------------------------------------------------------
                                       -------------------------------------------------------------
Net increase (decrease)                        63,602     (292,614)       527,353       125,933           18,702         (20,146)
Net assets available for benefits
   at beginning of year                       524,428    1,405,754              -       356,701           44,130               -
                                       =============================================================================================
Net assets available for benefits
   at end of year                            $588,030   $1,113,140       $527,353      $482,634          $62,832        $(20,146)
                                       =============================================================================================
See accompanying notes.



                                                                       EIN 36-3795743
                                                                        PLAN #002

                      Littelfuse, Inc. 401(k) Savings Plan
  Statement of Changes in Assets Available for Benefits, With Fund Information

                          Year ended December 31, 1997


                                                                 Prime         New        Equity        Growth            New
                                                                Reserve      Income       Income        Stock        Horizons
                                                   Total         Fund         Fund         Fund          Fund          Fund
                                              -----------------------------------------------------------------------------------
                                                             --------------------------------------------------------------------
Additions
Employer contributions                        $     557,247  $     89,682 $     42,035  $   119,494  $   121,026  $     97,900
Forfeitures                                               -        28,657       (1,947)      (8,164)      (8,058)       (5,931)
Participant contributions                         2,073,145       273,123      151,784      516,748      450,971       384,455
Investment income                                 1,481,852       116,682       82,700      556,288      614,381        59,762
                                              -----------------------------------------------------------------------------------
                                              -----------------------------------------------------------------------------------
Total additions                                   4,112,244       508,144      274,572    1,184,366    1,178,320       536,186

Deductions
Distributions to participants                      (844,780)      (80,468)     (33,746)    (432,938)     (59,055)      (92,190)
Net participant loan activity                             -        (6,458)      (9,705)      (2,229)     (23,559)      (25,117)
Net transfers to/from other funds                         -      (333,714)      50,034      237,311       74,621      (131,170)
Net realized and unrealized (depreciation)
   appreciation in fair value of investments      1,231,151             -       24,856      691,792      379,167       132,619
                                              -----------------------------------------------------------------------------------
                                              -----------------------------------------------------------------------------------
Net increase (decrease)                           4,498,615        87,504      306,011    1,678,302    1,549,494       420,328
Assets available for benefits at
   beginning of year                             14,839,245     2,356,140    1,106,870    3,990,738    3,447,030     2,064,430
                                              ===================================================================================
Assets available for benefits at end of
   year                                         $19,337,860    $2,443,644   $1,412,881   $5,669,040   $4,996,524    $2,484,758
                                              ===================================================================================

                                Littelfuse, Inc.
                                              International        Common                                       Excess
                                                  Stock            Stock       Participant     Contributions    Contributions
                                                   Fund                           Loans          Receivable     Payable
                                            --------------------------------------------------------------------------------------
                                            -------------------------------------------------
Additions
Employer contributions                         $  24,766      $     52,335    $           -      $(17,957)           $27,966
Forfeitures                                       (2,464)           (2,093)             -               -                  -
Participant contributions                        101,029           193,650              -         (20,839)            22,224
Investment income                                 28,187                 -         23,852               -                  -
                                            --------------------------------------------------------------------------------------
                                            -------------------------------------------------
Total additions                                  151,518           243,892         23,852         (38,796)            50,190

Deductions
Distributions to participants                    (56,488)          (83,402)        (6,493)              -                  -
Net participant loan activity                     11,675            (6,337)        61,730               -                  -
Net transfers to/from other funds                (19,217)          145,988        (23,853)              -                  -
Net realized and unrealized
   (depreciation) appreciation in fair           (21,816)           24,533              -               -                  -
   value of investments
                                            --------------------------------------------------------------------------------------
                                            -------------------------------------------------
Net increase (decrease)                           65,672           324,674         55,236         (38,796)            50,190
Assets available for benefits at
   beginning of year                             458,756         1,081,080        301,465          82,926            (50,190)
                                            ======================================================================================
Assets available for benefits at end of
   year                                         $524,428        $1,405,754       $356,701        $ 44,130         $        -
                                            ======================================================================================
See accompanying notes


                                                                 EIN 36-3795742
                                                                  Plan #002

                      Littelfuse, Inc. 401(k) Savings Plan

                          Notes to Financial Statements

                     Years ended December 31, 1998 and 1997



1.  Description of the Plan

The following description of the Littelfuse, Inc. 401(k) Savings Plan (Plan) provides general information only. Reference should be made to the Summary Plan Description or the Plan document for more complete information.

The Plan is a defined-contribution, profit-sharing plan, which is optional to all eligible employees of Littelfuse, Inc. (Company). The Plan is administered by the T. Rowe Price Trust Company (Trustee) under the direction of a 401(k) Committee (Committee). The Committee consists of employees of the Company who may also be Plan participants. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

All employees of the Company who have completed 90 days of service are eligible to participate in the Plan.

Participants direct their contributions and account balances among the investment options provided by the Plan. Participants may elect to contribute up to 18% of their compensation, subject to certain limitations. Highly compensated participants, as defined by the Internal Revenue Service (IRS), are subject to more restrictive maximum limits. Participants are immediately vested in their contributions and earnings thereon. Participant contributions and Plan earnings are not currently taxable to the participants as income.

The Company matches participant contributions 50 cents on the dollar for the first 3% of the participant's gross wages. Participants become 100% vested in the Company contribution after two years of service. Forfeitures are used to offset future Company contributions.

                      Littelfuse, Inc. 401(k) Savings Plan


1.  Description of the Plan (continued)

The following investment options are available to participants:

T. Rowe Price                                A money market fund managed to maintain a stable share price
Prime Reserve Fund                           of $1.00.

T. Rowe Price                                The Fund invests primarily in marketable debt securities.
New Income Fund

T. Rowe Price                                The  Fund's  objectives  are to  provide  dividend  income and
Equity Income Fund                           long-term capital appreciation through  dividend-paying common stocks of established companies.

T. Rowe Price                                The Fund's  objectives  are  long-term  growth of capital  and
Growth Stock Fund                            increasing   dividend  income  through  equity  investment  in
                                             well-established growth companies.

T. Rowe Price                                The Fund's  objective is long-term  growth of capital  through
New Horizons Fund                            equity investment in small, rapidly growing companies.

T. Rowe Price                                The  Fund's  objective  is  long-term  growth of  capital  and
International Stock Fund                     income principally  through a diversified  portfolio of stocks of established non-U.S. issuers.

Littelfuse, Inc.                             Invests in Littelfuse, Inc. common stock.
Common Stock

T. Rowe Price                                The Fund's objective is to match the performance of the S&P Equity
Index Fund 500                               Stock Index. This was new to the Plan in 1998.


Participants are entitled to receive a distribution of their accounts upon reaching age 59 1/2, termination of employment, disability, death, or in the event of a financial hardship. Distributions may be made in a lump sum or in periodic installments, and are taxable to the participant when received. Distributions prior to 59 1/2 may subject the participant to a 10% federal income tax penalty.

Loans are available to eligible participants, bearing interest at a rate commensurate with rates that may be obtained on similar borrowings in the normal course of business. Participants may borrow from their Plan account in accordance with provisions of the Plan.

Although it has not expressed an intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2.  Significant Accounting Policies

Investments

The investments of the Plan are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Participant loans are stated at cost which approximate fair value.

Distributions

Distributions to participants are recorded by the Plan when actual payments are made.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.  Investments

The Plan's investments are held by the Trustee which acts as a custodian for all assets. The fair value of individual investments that represent 5% or more of the Plan's net assets is as follows:


                                                                  December 31
                                                            1998              1997
                                                      -----------------------------------

T. Rowe Price Prime Reserve Fund                           $3,290,863        $2,443,644
T. Rowe Price New Income Fund                               1,512,272         1,412,881
T. Rowe Price Equity Income Fund                            6,188,713         5,669,040
T. Rowe Price Growth Stock Fund                             7,187,161         4,996,524
T. Rowe Price New Horizons Fund                             2,613,987         2,484,758
Littelfuse, Inc. Common Stock                                       -         1,405,754


4.  Income Tax Status

The IRS ruled on September 19, 1994, that the Plan qualifies under section 401 of the Internal Revenue Code, and therefore, the related trust is not subject to tax under present income tax law. The Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

5.  Administrative Expenses

All administrative fees of the Plan are paid by the Company. Certain accounting and legal expenses are paid by the Company on behalf of the Plan.

6.  Year 2000 Issue (Unaudited)

The Company has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle year 2000 dates. The Company is taking a two phase approach. The first phase addresses internal systems that must be modified or replace to function properly. Both internal and external resources are being utilized to replace or modify existing software applications and test the software and equipment for the Year 2000 modifications. The Company anticipates substantially completing this phase of the project by mid-1999. Costs associated with modifying software and equipment are not estimated to be significant and will be paid by the Company.

For the second phase of the project, Plan management established formal communications with its third-party service providers to determine that they have developed plans to address their own Year 2000 problems as they relate to the Plan's operations. All third-party service providers have indicated that they will be Year 2000 compliant by the end of 1999. If modifications of data processing systems of either the Plan, the Company, or its service providers are not completed timely, the Year 2000 problem could have a material impact on the operations of the Plan. Plan management has not developed a contingency plan, because they are confident that all systems will be Year 2000 ready.

                             Supplemental Schedules




                                                                                                    EIN 36-3795742
                                                                                                    Plan #002

                      Littelfuse, Inc. 401(k) Savings Plan

           Line 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1998


                                                          Description
  Identity of Issuer                                          of                               Current
                                 Description                Shares             Cost             Value
-------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------

*T. Rowe Price         Prime Reserve Fund                    3,290,863      $  3,290,863      $  3,290,863
*T. Rowe Price         New Income Fund                         171,654         1,538,982         1,512,272
*T. Rowe Price         Equity Income Fund                      235,133         5,009,214         6,188,713
*T. Rowe Price         Growth Stock Fund                       224,109         5,770,421         7,187,161
*T. Rowe Price         New Horizons Fund                       111,996         2,335,767         2,613,987
*T. Rowe Price         International Stock Fund                 39,228           541,739           588,030
*T. Rowe Price         Equity Index Fund                        15,798           469,049           527,353
*Littelfuse, Inc.      Common Stock                             57,825         1,130,252         1,113,140
Participant Loans      Loans receivable with
                          varying maturities and
                          interest rate of 8%                                          -           482,634
                                                                        =====================================
                                                                             $20,086,287       $23,504,153
                                                                        =====================================

*Indicates party in interest to the Plan.


                                                                                                                   EIN 36-3795742
                                                                                                                        Plan #002

                      Littelfuse, Inc. 401(k) Savings Plan

                 Item 27d - Schedule of Reportable Transactions

                          Year ended December 31, 1998

                                                                                                            Current
                                                                                                            Value of
                                                                                                            Asset on      Net
       Identity of              Description           Purchase           Selling                          Transaction     Gain
     Party Involved              of Assets              Price             Price        Cost of Asset          Date        (Loss)
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

Category (iii) - Series of transactions in excess of 5% of plan assets

T. Rowe Price            Mutual stock fund                $2,297,751     $          -       $2,297,751       $2,297,751 $        -
Growth Stock Fund
                                                                   -          687,598          577,228          687,598     110,370

T. Rowe Price            Mutual stock fund                   968,522                -          968,522          968,522          -
New Horizons Fund
                                                                   -          854,298          787,255          854,298      67,043

T. Rowe Price            Mutual stock fund                 1,678,421                -        1,678,421        1,678,421          -
Equity Income Fund
                                                                   -        1,206,962          955,676        1,206,962     251,286

T. Rowe Price            Mutual money market fund          1,644,948                -        1,644,948        1,644,948          -
Prime Reserve Fund
                                                                   -          823,429          778,346          823,429      45,083

T. Rowe Price            Mutual stock fund                   565,198                -          565,198          565,198          -
New Income Fund
                                                                   -          423,163          423,847          423,163        (684)

There were no category (i), (ii), or (iv) reportable transactions for the year ended December 31, 1998.

                                   Signatures

         The plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                   /s/ Paul Dickinson
                                  -------------------------------------------
                                     Name: Paul Dickinson, on behalf of
                                       Littelfuse, Inc. 401 (k) Savings Plan